Revised Proposal to Acquire CBOT Holdings Investor Presentation June 12, 2007 Filed by IntercontinentalExchange, Inc. Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended Subject Company: CBOT Holdings, Inc. (Commission File No. 001- 32650)

Forward-Looking Statements - Certain statements in this press release may contain forward-looking information regarding IntercontinentalExchange, Inc., CBOT Holdings, Inc., and the combined company after the completion of the possible merger that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the benefits of the merger transaction involving ICE and CBOT, including future strategic and financial benefits, the plans, objectives, expectations and intentions of ICE following the completion of the merger, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of ICE's management and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those expressed or implied in such forward-looking statements regarding the success of the proposed transaction: the failure of CBOT to accept ICE's proposal and enter into definitive agreements to effect the transaction, the risk that the revenue opportunities, cost savings and other anticipated synergies from the merger may not be fully realized or may take longer to realize than expected; superior offers by third parties; the requisite approvals provided for under the Agreement dated May 30, 2007 by and between ICE and the Chicago Board Options Exchange ("CBOE"), and the performance of the obligations under such Agreement; the ability to obtain governmental approvals and rulings on or regarding the transaction on the proposed terms and schedule; the failure of ICE or CBOT stockholders to approve the merger; the risk that the businesses will not be integrated successfully; disruption from the merger making it difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending and third-party relationships and revenues; social and political conditions such as war, political unrest or terrorism; general economic conditions and normal business uncertainty. Additional risks and factors are identified in ICE's filings with the Securities and Exchange Commission (the "SEC"), including ICE's Annual Report on Form 10-K for the year ended December 31, 2006, as filed with the SEC on February 26, 2007 and ICE's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, as filed with the SEC on May 4, 2007. You should not place undue reliance on forward-looking statements, which speak only as of the date of this press release. Except for any obligations to disclosure material information under the Federal securities laws, ICE undertakes no obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this press release. Important Information About the Proposed Transaction and Where to Find It: This material relates to a business combination transaction with CBOT proposed by ICE, which may become the subject of a registration statement filed with the SEC. This material is not a substitute for the joint proxy statement/prospectus that CBOT and ICE would file with the SEC if any agreement is reached or any other documents which ICE may send to stockholders in connection with the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. ICE intends to file a proxy statement in connection with the special meeting of CBOT stockholders and the special meeting of the members of Board of Trade of the City of Chicago, Inc. (the "Exchange"), both scheduled for July 9, 2007, at which the CBOT stockholders and Exchange members will consider the CBOT merger agreement with CME and other related matters. CBOT stockholders and Exchange members are strongly advised to read that proxy statement and other related documents when they become available, as they will contain important information. Investors will be able to obtain a free copy of the proxy statement with respect to the special meeting and the joint proxy statement/prospectus, if and when such documents become available, and related documents filed by ICE or CBOT without charge, at the SEC's website (http://www.sec.gov). Copies of the definitive proxy statement with respect to the special meeting and the final joint proxy statement/prospectus, if and when such documents become available, may be obtained, without charge, from ICE by directing a request to ICE at 2100 RiverEdge Parkway, Suite 500, Atlanta, Georgia, 30328, Attention: Investor Relations; or by emailing a request to ir@theice.com. This communication shall not constitute an offer to sell or the solicitation of an offer to buy the securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation: In addition to ICE, all of the directors of ICE may potentially be participants in the foregoing proxy solicitations. The following officers and employees of ICE may also potentially be participants in the foregoing proxy solicitations: Jeffrey C. Sprecher (Chairman and Chief Executive Officer), Charles A. Vice (President, Chief Operating Officer), David S. Goone (Senior Vice President, Chief Strategic Officer), Scott A. Hill (Senior Vice President, Chief Financial Officer), Edwin D. Marcial (Senior Vice President, Chief Technology Officer), Johnathan H. Short (Senior Vice President, General Counsel and Corporate Secretary), Richard V. Spencer (Vice Chairman), Kelly L. Loeffler (Vice President, Investor Relations and Corporate Communications), Andrew J. Surdykowski (Vice President and Assistant General Counsel), Thomas W. Farley (President and Chief Operating Officer, NYBOT) and David J. Peniket (President and Chief Operating Officer, ICE Futures). You can find information about ICE and ICE's directors and executive officers in ICE's Annual Report on Form 10-K, filed with the SEC on February 26, 2007 and in ICE's proxy statement for its 2007 annual meeting of stockholders, filed with the SEC on March 30, 2007. Other than 1,000 shares of CBOT Class A Common Stock owned by ICE and 22 shares of CME Class A Common Stock owned by Charles R. Crisp through a managed account, neither ICE nor any of the other potential participants in either of these proxy solicitations has any interest, direct or indirect, by securities holdings or otherwise, in CBOT Holdings, Inc. or Chicago Mercantile Exchange Holdings Inc. None of the potential participants will receive any special compensation in connection with either of these proxy solicitations.

ICE's Proposal Remains Superior (1) Consideration: 1.420 shares of ICE per CBOT Class A share Cash election of up to $2.5 billion Implied Price per Share: $211.55 Premium to Close 3/14/07: to Current CME Offer: to 10/16/06: 27.4% 10.2% 57.3% Implied Pro Forma Ownership: ICE stockholders: 48.4-54.7% CBOT stockholders: 45.3-51.6% Board of Directors: 5 of 16 Board members to come from CBOT Additional: Chicago headquarters CBOE Settlement consideration Core CBOT trading rights preserved (1) Market data as of June 12, 2007

Key Shareholder and Member Issues

	Considerations	ICE Proposal	CME Proposal
A Shares [(1)]	▪ Maximize share price	▪ 1.420x ▪ $211.55 / share ▪ Total value of $11.2 billion	▪ .350x ▪ $191.98 / share ▪ Total value of $10.2 billion

Cash Component	▪ Liquidity for shareholders and members	▪ $2.5 billion cash election
		  ▪ Up to 22% of total current consideration to CBOT Holdings shareholders
			▪ $3.5 billion share tender at $560 / share (partially funded by CBOT)
			  ▪ 12% of combined market capitalization available to ALL shareholders of the combined company

CBOE Exercise Rights	▪ Value of claim on membership and equity in CBOE	▪ Total value of $665.5 million ▪ Settlement Agreement providing at least $500,000 per Full Member [(2)] ▪ ERP proposal releases Full Members to sell shares	▪ $15 million litigation commitment ▪ Acquisition by CME weakens ERP claims ▪ Extended litigation with no guarantee of success ▪ Full Members' sale of shares constrained by ERP
Member Rates	▪ Preserve fee concessions to sustain value of the B-1 and B-2 memberships	▪ 3 year ceiling on trading fees plus 6 year 50% discount guarantee vs. non-member rates ▪ Until 2010 annual meeting, adverse changes to CBOT's business must be approved by a special committee of 3 CBOT and 2 ICE directors	▪ Two years. Until 2010 annual meeting, adverse changes to CBOT's business must be approved by a special committee of 3 CBOT and 2 CME directors
Trading Rights	▪ Scope of trading privileges	▪ CBOT to list and CBOT members exclusively to trade all U.S. grain, U.S. interest rate and U.S. equity indices products as well as all new products [(3)]	▪ Both CME and CBOT members can trade all new products listed

(1) Market data as of June 12, 2007
(2) Full Members are members possessing a B-1 share, 27,338 A shares of CBOT Holdings stock and a CBOE Exercise Right
(3) Excluding indices published by Frank Russell Securities and its affiliates and the NYSE and its affiliates

ICE 5

ICE's Offer Represents Superior Value ICE's current offer is $1.0 billion greater than CME's revised offer CBOE Settlement Agreement offers significant additional value to Full Members with equity upside Including the CBOE Settlement Consideration, Full Members would each receive an additional $1.0 million from the ICE offer (1) Revised CME Offer Additional ICE Value Total ICE Offer CBOE Settlement Consideration Value to Full Members 10183 10183 11224 11224 11890 0 0 0 1041 665.5 Value Comparison (2) ($MM & Price / Share) Includes $19.57 per share of additional ICE value applied to 27,338 CBOT A shares and at least $500,000 through the CBOE Settlement Consideration Market data as of June 12, 2007 Value of consideration for Full Members of at least $500,000 (split equally by ICE and CBOE) divided by 27,338 A shares required to meet the definition of a Full Member CME revised offer of $10,183 million calculated based on .350x CME's share price as of June 12, 2007 Based on the proposed ICE exchange ratio of 1.420x ICE's share price as of June 12, 2007 (4) (5) $191.98 $19.57 $211.55 $229.84 $18.29 (3) 10% higher than CME offer 20% higher than CME offer

Substantial Strategic Benefits ICE & NYBOT Futures Products CBOT Futures Products ICE Technology & Clearing ICE OTC Capabilities Deep and growing liquidity pools Unrivalled product breadth Industry leading OTC capabilities Substantial expense and revenue synergies State of the art technology In-house clearing capabilities Entrepreneurial culture Strong management and governance A combination of ICE and CBOT would create the leading global derivatives platform with world class technology and clearing capabilities U.S., Europe and Asia presence from Day 1

Synergies Have Been Confirmed and Verified

- CONFIRMED: ~$190MM of identifiable expense and ~$60MM of run-rate revenue synergies
  - ~$100MM of run-rate clearing synergies achieved as CBOT clearing is moved from CME to ICE
  - ~$90MM of operating expense synergies fully phased-in during 2009

Clearing Services	▪ CBOT clearing contract with CME expires January 2009 ▪ Clearing services provided by CME will be internalized using ICE Clear U.S. ▪ Transition to net margining protocols will result in significant savings to users
Operating Expenses	▪ Bringing clearing and technology in-house will bolster margins ▪ Transition electronic trading from AEMS to ICE's platform in 2009 ▪ Reduce redundant G&A expenses
Revenue Opportunities	▪ Expand OTC capabilities to additional asset classes ▪ Combined customer base with integrated access to broad product suite ▪ Enhanced product innovation and geographic expansion to drive growth ▪ Pre- and post-trade opportunities, including market data


~$250MM
~$100MM
~$90MM
~$60MM
Estimated 2009 Pre-Tax Synergies

8

Technology is World Class and Highly Scalable ICE engineers develop and support all technology; leading experts in developing and scaling high-throughput systems Has scaled significantly faster than any other derivatives platforms to handle rapidly growing messaging traffic and diverse product set Accommodates leading algorithmic traders, corporates, banks, brokers, proprietary traders and retail traders in OTC and futures markets Unparalleled electronic OTC platform for cleared, bilateral and block trades Average roundtrip time of 30 ms, expect to be 10 ms in coming weeks Lower bandwidth requirements, offers unmatched multi-generational spread implications Data center relocating to Chicago in January 2008 Ability to quickly integrate CBOT markets. . .NYBOT connected in less than two months

Clearing Capabilities Are In Place ICE is currently bolstering its clearing technology and, by year end, will be able to clear 10 million trades a day ICE will be prepared to integrate and clear CBOT's volume by 3Q'08 Clearing Volumes and Capabilities Avg Daily Trades (not contracts) (1) Actual numbers as of March 16, 2007 to compare to CBOT average daily trades as reported in CME investor presentation on March 22, 2007

1st Qtr East 10 West 10 North 10 10 10 10 10 10 10 Readily Achievable Clearing and Technology Transition Q2'07 Q3'07 Q4'07 Q1'08 Q2'08 Q3'08 Q4'08 Q1'09 June 2007 Chicago data center production ready June 2007 Post Trade Management System (PTMS) Phase 1 development & testing complete July 2007 Stops / GTC orders development & testing complete July 2007 FixML Allocation and Give Up API development and testing complete Oct 2008 Trading platform customer migration and testing ends Oct 2007 Multicast market data to customer end points development & testing complete Oct 2007 Clearing customer migration discussion and planning begins March 2008 Pro-rata algorithm development & testing complete March 2008 Expanded options capability development & testing complete March 2008 PTMS development & testing complete March 2008 Enterprise clearing architecture development & testing complete April 2008 Trading platform customer migration begins May 2008 Clearing customer migration and testing begins June 2008 Average price system development & testing complete Sept 2008 Clearing customer migration and testing ends Jan 2009 Transition from CME clearing platform to ICE Clear platform Jan 2009 Transition from AEMS to ICE platform ICE has a clear and readily achievable plan to migrate CBOT's clearing and technology

Integration Risk Facts Integration risks exist in all mergers including the CME proposal. ICE believes the integration risks associated with its proposal are manageable and surmountable CBOT has effectively moved both clearing and execution in recent years Clearing: we remain highly confident that a combined ICE / CBOT can transition its clearing to ICE Clear U.S. by January 2009 Consultant concurred that a transition was achievable We also understand CBOT has a contractual right to extend its existing clearing agreement with CME for a six month period beyond the January 2009 termination date If necessary, the combined company could have access to clearing services until approximately July 2009 Technology: we remain highly confident that a combined ICE / CBOT can transition its technology platform to ICE by January 2009 However, to further mitigate this risk we are confident that, if necessary, the AEMS agreement could be extended to ensure a smooth transition The extension would be based on reasonable commercial terms for the period reasonably required to facilitate the migration onto ICE platforms

Benefits and Considerations Accretive to cash earnings Continued product and clearing innovation Rapidly growing global enterprise Significant value to all constituents Substantial expense and revenue synergies Proven futures and OTC product capabilities More limited growth prospects Burdensome governance structure No certainty around CBOE Exercise Right Constrained future strategic opportunities due to non- compete with NYMEX CME shareholders and management biggest beneficiaries